                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE FISCAL YEAR ENDED
                                DECEMBER 31, 1999

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1933

                 FOR THE TRANSITION PERIOD FROM       TO
                                                -----    ------

                              ---------------------

                                 COMMISSION FILE
                                 NO. 333 - 94451

                              ---------------------

       A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                     POLARIS 401(k) RETIREMENT SAVINGS PLAN

                              ---------------------

       B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                             POLARIS INDUSTRIES INC.
                                 2100 HIGHWAY 55
                             MEDINA, MINNESOTA 55340

                              --------------------

                     POLARIS 401(K) RETIREMENT SAVINGS PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                        as of December 31, 1999 and 1998

                                       and

                             SUPPLEMENTARY SCHEDULE
                           as of December 31, 1999 and
                             for the year then ended

                                      INDEX

         Report of Independent Public Accountants

         Financial Statements:

                  Statements of net assets available for
                  benefits as of December 31, 1999 and 1998

                  Statement of changes in net assets available for benefits for the year ended December 31, 1999

         Notes to Financial Statements

         Supplemental Schedule:

                  Schedule of assets held for investment purposes as of December 31, 1999


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


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
Polaris 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Polaris 401(k) Retirement Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Polaris 401(k) Retirement Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.



Arthur Andersen LLP



Minneapolis, Minnesota,
May 27, 2000


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


                     POLARIS 401(K) RETIREMENT SAVINGS PLAN
                 Statements of net assets available for benefits
                                As of December 31

                                         1999           1998
                                    ------------    ------------
CASH                                $     24,804    $      2,160

INVESTMENTS, at market value          92,247,124      74,951,623

ACCRUED INCOME RECEIVABLE                  1,603          65,981
                                    ------------    ------------
               Total assets           92,273,531      75,019,764

ACCRUED EXPENSES                          (3,892)             --
                                    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS   $ 92,269,639    $ 75,019,764
                                    ============    ============




The accompanying notes are an integral part of these statements.

                     POLARIS 401(K) RETIREMENT SAVINGS PLAN
            Statement of changes in net assets available for benefits
                      For the year ended December 31, 1999

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                $ 75,019,764
                                                                    ------------
INCREASES DURING THE YEAR:
   Contributions-
      Employer                                                         4,970,338
      Employee                                                         6,939,566
      Rollover                                                           462,820
                                                                    ------------
               Total contributions                                    12,372,724
                                                                    ------------
   Investment income-
      Interest and dividend income                                     3,979,847
      Realized gains on sale of investments                            9,431,033
      Unrealized depreciation in market value of investments, net     (3,546,246)
                                                                    ------------
               Total investment income                                 9,864,634
                                                                    ------------
DISTRIBUTIONS TO PARTICIPANTS                                         (4,970,414)

ADMINISTRATIVE EXPENSES                                                  (17,069)
                                                                    ------------
               Total deductions                                       (4,987,483)
                                                                    ------------
               Net increase                                           17,249,875
                                                                    ------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                      $ 92,269,639
                                                                    ============





The accompanying notes are an integral part of this statement.





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



                     POLARIS 401(K) RETIREMENT SAVINGS PLAN
                          Notes to financial statements
                           December 31, 1999 and 1998

1    DESCRIPTION OF THE PLAN

The following description of Polaris 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of the Plan's sponsor, Polaris Industries Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PLAN OPERATIONS

Certain administrative costs totaling $120,998 for the plan year ended December 31, 1999 were paid by the Company.

PLAN ADMINISTRATION

The Plan's trustee, Fidelity Management Trust Company (the Trustee), holds and invests the assets of the Plan and also distributes the retirement benefits upon instruction from the plan administrator. The Plan is administered by an executive committee appointed by the board of directors of the Company.

PARTICIPANT ACCOUNTS

Participants may elect to make contributions (limited to a maximum of 15 percent of the participant's compensation, as defined in the Plan) to their account balances. The Company makes a corresponding matching contribution, limited to a maximum of 5 percent of the employee's compensation.

Additional profit-sharing contributions may be made annually at the discretion of the Company's board of directors. Discretionary profit-sharing contributions of $98,238 were made in 1999. Plan earnings, as defined, are allocated pro rata based on participants' account balances.

VESTING

Participants are immediately vested in their voluntary and employer contributions, plus actual earnings thereon.

PARTICIPANT LOANS

Participants may apply for loans from the Plan in amounts of up to one-half of their account balances, subject to certain limitations. Loans must be paid back within 5 years; however, this period may be extended to 10 years if the loan is utilized for the acquisition of a primary


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

residence. The interest rate charged on loans outstanding as of December 31, 1999 was 9.5 percent.

DISTRIBUTIONS TO PARTICIPANTS

Employee account balances are distributable upon retirement, disability, death, termination from the Company or hardship. Upon the occurrence of one of these events, a participant (or the participant's beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or in monthly payments through an annuity.

PLAN AMENDMENT AND TERMINATION

The Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan's termination, all assets of the Plan will be distributed to participants in accordance with plan provisions.

Effective January 1, 1999, the Company exercised its right to amend and restate the Plan to include employees of Polaris Sales Inc. (a wholly owned subsidiary of the Company) as eligible participants.

Effective April 1, 1999, the Company exercised its right to amend the Plan and appointed Fidelity Management Trust Company as the new plan administrator, record keeper and trustee, replacing U.S. Bank National Association. The amendment also changed the investment options to those outlined in Note 3 of these statements. Eligibility requirements changed to the first of the month following the employee's hire date for salaried exempt and nonexempt employees, the completion of 480 hours of service for full-time hourly employees and the completion of 1,000 hours of service for seasonal and part-time employees. The previous requirement was six months of full-time service for all employees. Daily fund valuation was added with immediate access to fund balances and investment elections via telephone and Internet accounts. The amendment provides for employees to take loans against their accounts. The amendment also changed the name of the Plan from Polaris Industries Inc. 401(k) Retirement/Savings Plan to Polaris 401(k) Retirement Savings Plan in all instances in which it appears.

2    SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments of the Plan are stated at market value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their market values at the beginning of the year or original cost if purchased during the year. Unrealized appreciation or depreciation of investments represents changes in the market value of investments since the beginning of the year.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the year. Ultimate results could differ from those estimates.

3    INVESTMENT OPTIONS

The investment options of the Plan at December 31, 1999 consist of deposits with three funds managed by the Trustee, three externally managed funds, and the Polaris Stock Fund. Participants elect to have their account balances invested in one or more of the following funds and may change the fund investment mix at their discretion via a voice response system or the Internet.

SPARTAN U.S. EQUITY FUND

This fund invests in common stocks included in the Standard & Poor's 500 Index and in other securities that are based on the value of the index. It aims at duplicating the composition and performance of the Standard & Poor's 500 Index.

NICHOLAS FUND, INC.

This fund invests in mid- to large-sized companies' common stocks showing favorable long-term growth potential. It aims at long-term capital growth, with income a secondary objective.

FIDELITY MANAGED INCOME PORTFOLIO

This fund invests in contracts offered by major insurance companies and approved financial institutions, certain types of fixed-income securities and money market funds. It aims at preserving the principal investment while earning a moderate interest income.

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


FIDELITY PURITAN FUND

This fund invests in high-yield U.S. and foreign securities, common and preferred stocks, bonds and other debt securities. It aims at providing as much income as possible with preservation of capital.


NEUBERGER BERMAN GENESIS TRUST

This fund invests in small cap companies. It aims at capital appreciation.

FIDELITY DIVERSIFIED INTERNATIONAL FUND

This fund invests in the common stocks of foreign issuers. It aims at increasing the value of the investment over the long term.

POLARIS STOCK FUND

This fund invests in Polaris stock and a small amount of short-term investments. It aims at providing ownership to the Company's employees.

4    TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 27, 1997, that the Plan is qualified as tax-exempt under the appropriate sections of the Internal Revenue Code (the Code) and was designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

5    PARTY-IN-INTEREST TRANSACTIONS

The accounts managed by the Trustee, as well as the Polaris Stock Fund, qualify as exempt party-in-interest transactions.


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

6    RECONCILIATION TO THE FORM 5500

As of December 31, 1999 and 1998, the Plan had $0 and $574,921, respectively, of distributions which were payable to participants. These amounts are recorded as a liability in the Plan's Form 5500; however, in accordance with the Plan's accounting policies, these amounts are not recorded as a liability in the accompanying statement of net assets available for benefits.

The following table reconciles net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as filed by the Plan as of December 31:


                                                                     1999            1998
                                                                 ------------   ------------
Net assets available for benefits per the financial statements   $ 92,269,638   $ 75,019,764
Current year distribution payable                                        --         (574,921)
                                                                 ------------   ------------
Net assets available for benefits per the Form 5500              $ 92,269,638   $ 74,444,843
                                                                 ============   ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1999:

Benefits paid to participants per the financial statements                 $ 4,970,414
Add- Amounts allocated to withdrawing participants at December 31, 1999           --
Less- Amounts allocated to withdrawing participants at December 31, 1998      (574,921)
                                                                           -----------
Benefits paid to participants per the Form 5500                            $ 4,395,493
                                                                           ===========

7    ADOPTION OF NEW ACCOUNTING STANDARD

The Plan adopted Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." As a result, all prior periods presented have been restated to conform to the provisions of SOP 99-3. SOP 99-3 eliminates the requirement for defined contribution plans to disclose investments by general type for participant-directed investments. This change had no effect on the amount of net assets available for benefits reported in prior periods.


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
                              SUPPLEMENTAL SCHEDULE

                     POLARIS 401(K) RETIREMENT SAVINGS PLAN
                 Schedule of assets held for investment purposes
                             As of December 31, 1999

                                 EIN: 41-1797637
                                PLAN NUMBER: 001


            Description                         Cost    Market value
            -----------                         ----    ------------
Spartan U.S. Equity Fund                         **      $31,357,548
Nicholas Fund, Inc.                              **       19,811,977
Fidelity Managed Income Portfolio*               **       14,061,617
Fidelity Puritan Fund*                           **       10,013,023
Neuberger Berman Genesis Trust                   **        9,430,503
Fidelity Diversified International Fund*         **        4,080,305
Polaris Stock Fund*                              **          338,503
                                                         -----------
               Total investment funds                     89,093,476

Participant loans                                          3,153,648
                                                         -----------
               Total investments                         $92,247,124
                                                         ===========




*Denotes party in interest.
**Historical cost is omitted for participant-directed investments.

                     POLARIS 401(K) RETIREMENT SAVINGS PLAN

                                    EXHIBITS

Exhibit No.             Description

   23.1                 Consent of Independent Public Accountants

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    June 28, 2000             POLARIS 401(k) RETIREMENT SAVINGS PLAN


                                   By the Members of the 401(k) Retirement
                                   Committee as Plan Administrator

                                   /s/ Thomas C. Tiller
                                   --------------------------------------------
                                   Thomas C. Tiller

                                   /s/ Michael W. Malone
                                   --------------------------------------------
                                   Michael W. Malone


                                   /s/ John B. Corness
                                   --------------------------------------------
                                   John B. Corness

                                   /s/ Scott Swenson
                                   --------------------------------------------
                                   Scott Swenson








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



                     POLARIS 401(k) RETIREMENT SAVINGS PLAN

                                  EXHIBIT INDEX

     Number            Document                               Method of Filing
     ------            --------                               ----------------
     23.1              Consent of Arthur Andersen LLP         Filed herewith
                       dated June 21, 2000                    electronically















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